SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. _)

EPIRUS Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29428P107
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29428P107	13D	Page 2 of 10 Pages
1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	This calculation is based on 128,990,809 shares of Common Stock outstanding as of July 15, 2014 as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on July 15, 2014.

CUSIP No. 29428P107		13D	Page 3 of 10 Pages
1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	This calculation is based on 128,990,809 shares of Common Stock outstanding as of July 15, 2014 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on July 15, 2014.

CUSIP No. 29428P107		13D	Page 4 of 10 Pages
1			NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b)  (See Item 2)
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,239,223 shares of Common Stock (See Items 2, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	This calculation is based on 128,990,809 shares of Common Stock outstanding as of July 15, 2014 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on July 15, 2014.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock of EPIRUS Biopharmaceuticals, Inc. (the “Issuer”, formerly known as Zalicus Inc. prior to consummation of the Merger (defined below)), par value $0.001 per share (the “Common Stock”).  The principal executive offices of the Issuer are located at 245 First Street, Third Floor, Cambridge, Massachusetts 02116.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of TPG Biotechnology GenPar III Advisors, LLC, which is the general partner of TPG Biotechnology GenPar III, L.P., which is the general partner of TPG Biotechnology Partners III, L.P. (“TPG Biotech III”), which directly holds 22,239,223 shares of Common Stock (the “TPG Shares”). Because of Group Advisors’ relationship to TPG Biotech III, Group Advisors may be deemed to beneficially own the TPG Shares.

Messrs. Bonderman and Coulter are officers and sole stockholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 10 Pages

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction

Merger Agreement

On April 15, 2014, the Issuer entered into an agreement and plan of merger and reorganization (as amended by Amendment No. 1, dated May 7, 2014, the “Merger Agreement”) with EPIRUS Biopharmaceuticals, Inc. (“Prior Epirus”), a Delaware corporation, and BRunning, Inc. (the “Merger Sub”), a Delaware corporation and a wholly owned subsidiary of the Issuer. Pursuant to the Merger Agreement, on July 15, 2014 the Merger Sub was merged with and into Prior Epirus, with Prior Epirus surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”) and the Issuer’s name was changed to EPIRUS Biopharmaceuticals, Inc.

As a result of the Merger, each outstanding share of capital stock of Prior Epirus was converted into the right to receive 1.3259 shares of Common Stock. Each holder of preferred stock of Prior Epirus, including TPG Biotech III, received, in respect of the aggregate number of shares of Prior Epirus preferred stock that was convertible into one share of Prior Epirus common stock, the same number of shares of Common Stock that a holder of one share of Prior Epirus common stock received. Accordingly, the 15,198,124 shares of Series A Preferred Stock of Prior Epirus and the 1,574,803 shares of Series B Preferred Stock of Prior Epirus (collectively, the “Prior Epirus Shares”) held by TPG Biotech III before the Merger were converted into an aggregate of 22,239,223 shares of Common Stock. The purchase of the Prior Epirus Shares had been funded by equity contributions of the limited partners of TPG Biotech III.

The Merger Agreement contained customary representations, warranties and covenants for a transaction of its type.

Board of Directors

Following the consummation of the Merger, the Issuer’s board of directors is expected to consist of (i) one director designated by the Issuer, who will be chairman of the board of directors, (ii) five directors designated by Prior Epirus, and (iii) two other designees named by Prior Epirus but subject to the reasonable consent of the Issuer, one of whom will be a current director of the Issuer. In addition, post-Merger the Issuer will operate under the leadership of the Prior Epirus management team.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Page 6 of 10 Pages

References to and descriptions of the Merger Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which has been filed as Exhibits 2 and 3 and is incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)–(b) The following disclosure assumes that there are a total of 128,990,809 shares of Common Stock outstanding as of July 15, 2014 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on July 15, 2014.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 22,239,223 shares of Common Stock, which constitutes approximately 17.24% of the outstanding Common Stock.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that may be deemed to be beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Agreement and Plan of Merger and Reorganization, dated April 15, 2014, by and among the Issuer, the Merger Sub and Prior Epirus (previously filed with the Commission as Appendix A to the Issuer’s Registration Statement on Form S-4 filed with the Commission on June 4, 2014).
3.	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated May 7, 2014, by and between the Issuer and Prior Epirus (previously filed with the Commission as Appendix B to the Issuer’s Registration Statement on Form S-4 filed with the Commission on June 4, 2014).
Page 7 of 10 Pages

  SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 25, 2014

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronals Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July l, 2013, which was previously filed with the Commission as an exhibit to a schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No.005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule l3D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
Page 8 of 10 Pages

  Schedule I

  All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

  Name Title

  David Bonderman President

  James G. Coulter Senior Vice President

  John E. Viola Vice President, Treasurer and Director

  Ronald Cami Vice President, Secretary and Director

  David C. Reintjes Chief Compliance Officer and Assistant Secretary

  Clive Bode Assistant Treasurer

  Steven A. Willmann Assistant Treasurer

Page 9 of 10 Pages

  INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Agreement and Plan of Merger and Reorganization, dated April 15, 2014, by and among the Issuer, the Merger Sub and Prior Epirus (previously filed with the Commission as Appendix A to the Issuer’s Registration Statement on Form S-4 filed with the Commission on June 4, 2014).
3.	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated May 7, 2014, by and between the Issuer and Prior Epirus (previously filed with the Commission as Appendix B to the Issuer’s Registration Statement on Form S-4 filed with the Commission on June 4, 2014).

  Page 10 of 10 Pages